

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2022

Harry Vafias
Chief Executive Officer
Imperial Petroleum Inc./Marshall Islands
331 Kifissias Ave
Erithrea 14561, Athens, Greece

      Re: Imperial Petroleum Inc./Marshall Islands
          Registration Statement on Form F-1
          Filed July 6, 2022
          File No. 333-266031

Dear Mr. Vafias:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Finn Murphy, Esq.